BIOVIE INC.
680 W Nye Lane, Suite 204
Carson City, NV 89703

March 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Office of Life Sciences

Re:	BIOVIE INC. Form 10-K for the Fiscal Year Ended June 30, 2023 Filed August 16, 2023 File No. 001-39015

Ladies and Gentlemen:

On behalf of BioVie Inc. (the “Company”), I am pleased to submit this letter in response to the written comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) received on March 13, 2024 (the “Comment Letter”) to the above-referenced Registration Statement on Form 10-K for the Fiscal Year Ended June 30, 2023 filed with the Commission by the Company on August 16, 2023 (the “Form 10-K”).

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

Form 10-K for the Fiscal Year Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 32

1.	Please revise your future filings to disclose the costs incurred during each period presented for each of your key research and development projects or key programs separately. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to disclose the costs incurred during each period presented for each of its key research and development projects or key programs separately. To the extent that that Company does not track its research and development costs by project or program, the Company confirms that it will disclose that fact and explain why it does not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, the Company will provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which would reconcile to total research and development expense on the Statements of Operations.

Please contact me at (775) 446-0517 if I can further assist your review of the Form 10-K.

Very truly yours,

BIOVIE INC.

By:	/s/ Joanne Wendy Kim
Name:	Joanne Wendy Kim
Title:	Chief Financial Officer

cc: Anthony J. Marsico, Reed Smith LLP

Michael S. Lee, Reed Smith LLP